UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Commission File Number 0-99

PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

Mexico, D.F. 11311

Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes     No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes     No  X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No  X

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE NO. 145/2007

10/26/2007
5:23 p.m.

PEMEX REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2007

•	Crude oil production was 3,055 tbd
•	Natural gas extraction increased by 11.3% as compared to the third quarter of 2006
•	PEMEX’s total sales during the period totaled Ps. 287.3 billion
•	Taxes, duties and excess gains duty totaled Ps. 180.0 billion
•	PEMEX equity totaled Ps. 64.9 billion

Petróleos Mexicanos, its Subsidiary Entities and Subsidiary Companies-PEMEX- filed its financial results today for the third quarter of 2007 with the Mexican Stock Exchange.

During the third quarter of 2007, PEMEX was affected by various incidents that unfavorably impacted the results of operations of the entity.

PEMEX attained the following results of operations from July to September 2007:

•	Crude oil production was 3,055 tbd, a volume 5.9% lower than that of the third quarter of 2006.
•	Natural gas production increased by 11.3% from that registered in the same period of last year, increasing from 5,478 MMcfpd to 6,094 MMcfpd in 2007.
•	Petrochemicals production was 2,968 thousand tons, 5.8% higher than that in 2006 during the same period.
•	Crude oil exports averaged 1,689 tbd, a 0.4% decrease as compared to the production in the third quarter of 2006.
The most relevant financial results from the third quarter are as follows:
•	PEMEX’s total sales totaled Ps. 287.3 billion.
•	Taxes, duties and excess gains duty totaled Ps. 180.0 billion, 6.3% higher, in real terms, as compared to the amount reported from July to September of last year.
•

During the third quarter of 2007, PEMEX recorded a net loss of Ps. 13.5 billion. The principal factors that accounted for the net loss were: an increase in purchased products; the unfavorable exchange rate; an increase in taxes, duties and excess gains duty and a decrease in the credit for the special tax on production and services.

•	During the first nine months of 2007, PEMEX attained a net income of Ps. 13.9 billion.
•	PEMEX equity totaled Ps. 64.9 billion.
•	Total assets totaled Ps. 1,282.2 billion, an increase of 8.2% as compared to the same period of last year.

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE NO. 147/2007

10/26/2007
6:36 p.m.

HYDROCARBON RECOVERY WORK CONTINUES IN THE
MUNICIPALITY OF JESÚS CARRANZA, VERACRUZ

Petróleos Mexicanos reports that progress continues in hydrocarbon containment work, pipeline repair and cleaning of the areas affected by the spill on October 24 of gas oil in the 30” diameter Nuevo Teapa-Salina Cruz oil pipeline, near the municipality of Jesús Carranza, Veracruz.

The site of the spill is located in an isolated, scarcely populated region of the State of Veracruz, adjacent to the State of Oaxaca, near the Jaltepec river.

The incident was caused by a forceful blow from the sudden shutdown of the pumping equipment at the Donaji station, located in the community of Tolosita, Oaxaca.

The amount of spilled product is estimated to be around 10,000 barrels, of which 3,000 to 4,000 barrels have unfortunately spilled into the edge of the Jaltepec river.

From the moment the spill was detected, Pemex-Refining hired the services of the company Process, which has been installing containment barricades using advanced technology equipment for deep recovery known as a “skimer”, so as to minimize the effect of the hydrocarbons in the bodies of water. Unfortunately, heavy rain and strong river current have complicated this work.

The necessary actions have been taken to transport the team that is repairing the damaged pipeline segment. Work is expected to be finished tomorrow in order to restart operations.

In the effort to address this emergency, there is constant communication between PEMEX and the State Government, which is supported by the Mexican Navy.

Petróleos Mexicanos will continue to report on the progress of repair and recovery work in the affected area.

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE NO. 153/2007

10/30/2007
6:22 p.m.

PEMEX RESUMED CRUDE OIL EXPORTS THROUGH CAYO ARCAS TODAY

•	Pajaritos and Dos Bocas ports, as well as FPSO and FSO storage vessels, are still closed in the Gulf of Mexico

PMI International Trading restarted loading oil tankers with export crude oil at Cayo Arcas today at noon, which will allow Pemex-Exploration and Production, PEP, to gradually resume oil production in the Sonda of Campeche.

As a result of cold front No. 5 in the Gulf of Mexico, export ports were closed in Pajaritos, Veracruz; Dos Bocas, Tabasco; and Cayo Arcas, Campeche, and the operations of FPSO and FSO storage vessels in the Sonda of Campeche were shut down, causing PEP to impose a temporary shutdown of crude oil producing wells last Sunday.

PMI expects to resume crude oil shipping through the port of Pajaritos early Wednesday, as well as from the Ta’kuntah and Yúum K’ak’náab vessels.

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE NO. 154/2007

10/30/2007
6:00 p.m.

RECOVERY WORK CONTINUES IN

JESÚS CARRANZA, VERACRUZ

Pemex-Refining reports that up until now, 373,880 liters of gas oil have been recovered from the Jaltepec and Coatzacoalcos rivers, which is 70,000 more liters than the figure reported yesterday.

With the use of containment barricades, 679 cubic meters of powdered water lilies and approximately 1,100 sacks of oleofilic cord have been brought in.

With that effort, it is estimated that 90% of the product spilled into the river has been recovered. We can affirm that there was no contamination of the sea. However, this needs to be confirmed by the relevant authorities.

The number of personnel performing the rehabilitation and sanitation work in the affected area has been increased in order to accelerate the work; the personnel includes approximately 650 workers from PEMEX, the State Government, the Mexican Navy and contractors.

Pemex-Refining estimates that the work to address the incident will be concluded by November 2. The relevant authorities will later determine what recovery activities are needed in the area.

The State Government continues to supply potable water, provisions and medical care through the Health Sector to the affected communities.

The local contingency plan remains in action at the Coatzacoalcos port.

PEMEX will continue to report on cleaning and hydrocarbon recovery work.

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE NO. 155/2007

10/31/2007
2:30 p.m.

PEMEX DISCLOSES THE PROCEDURES IT WILL USE TO CONDUCT THE INVESTIGATION OF THE ACCIDENT AT THE USUMACINTA PLATFORM

•	PEMEX’s Director General discloses the procedures to carry out the investigation.
•	Three fields of investigation will be initiated and operated simultaneously.
•	An Independent Special Commission headed by Dr. Mario Molina has been created.
•	All information derived from the investigations of the Independent Special Commission will be made public.
•	Investigations will involve PEMEX’s facilities and employees, as well as those of the contractors and servicing companies.

Doctor Jesús Reyes Heroles G.G., PEMEX’s Director General, announced today the beginning of an investigation unprecedented in the history of the entity to determine precisely the cause of the accident at the Usumacinta platform last Tuesday in the Sonda of Campeche.

Considering the severity of the accident and its repercussions, PEMEX’s Director General stated that the entity decided to open three fields of investigation which will operate simultaneously, comprising not only its facilities and employees, but also those of the contractors and servicing companies, as well as safety standards, procedures and practices.

The three fields of investigation are:

1.

Internal investigation, carried out by Pemex-Corporate (not by Pemex-Exploration and Production), with the support of the Battelle Institute, which is recognized worldwide for its prestige in scientific and technological issues, as well as in industrial safety. Results are estimated to be ready in approximately three months.

2.

Intergovernment coordination, as provided by law and normative guidelines, in which several state ministries will be involved. At the same time, the General Attorney’s Office and the Ministry of Public Function will perform their investigations.

3.

Independent Special Commission (CEI), comprised of ten expert citizens and headed by doctor Mario Molina, winner of the Nobel Prize in Chemistry. The investigations of this commission are estimated to be concluded in approximately three months, the results of which will be disclosed immediately. The CEI will rely on specialists affiliated with investigation institutions from the Consejo Nacional de Ciencia y Tecnología (National Council of Science and Technology), the Universidad Nacional Autónoma de México (Autonomous National University of Mexico), the Instituto Politécnico Nacional (National Polytechnic Institute) and the Instituto Mexicano del Petróleo (Mexican Petroleum Institute).

Thus, two of the three investigations are completely independent of PEMEX and one is independent of the government itself.

Reyes Heroles reiterated that PEMEX’s first priority is to investigate and determine the causes of this unfortunate accident.

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE NO. 156/2007

10/31/2007
5:15 p.m.

PEMEX GRADUALLY RECOVERS ITS PRODUCTION VOLUME IN THE SONDA OF CAMPECHE

•	Today production volume will return to the level it had attained prior to shutting down export locations

Petróleos Mexicanos reports that over the course of the day, crude oil production will be reestablished in the Sonda of Campeche, following a temporary shutdown of the wells due to the adverse weather conditions presented by cold front No. 5.

As we timely reported, bad weather conditions in the Gulf of Mexico caused the closing of the ports of Dos Bocas and Pajaritos, as well as of the buoys in Cayo Arcas and the suspension of operations of the FPSO and FSO storage vessels in the Sonda of Campeche.

This situation forced Pemex-Exploration and Production to decrease its production by 200,000 crude oil barrels last Sunday; by 400,000 crude oil barrels on Monday; and by 500,000 crude oil barrels early Tuesday.

As the loading of export crude oil into oil tankers was reestablished yesterday in Cayo Arcas, wells started opening at noon, and by the evening, a production volume of 800,000 barrels of crude oil was reached. Today, the remainder of wells will be opened, which will contribute an additional 300,000 barrels of crude oil and return PEMEX’s production volume to the level attained before the closing of export locations.

Ta´kuntah and Yùum K’ak’náab vessels will resume operations today and the Pajaritos oil port will be opened early tomorrow, allowing PMI International Trading to normalize its crude oil shipments.

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE NO. 157/2007

11/01/2007
5:57 p.m.

PEMEX’S DIRECTOR GENERAL SUPERVISES ADVANCES
MADE TO CONTROL THE KAB 101 WELL

•	Pemex’s Director General flies over the coast line from Frontera, Tabasco to Ciudad del Carmen, Campeche
•	He inspects the actions taken to control the environmental situation

Today, Doctor Jesús Reyes Heroles G.G., PEMEX’s Director General, flew over the coast line from Frontera, Tabasco to Ciudad del Carmen, Campeche where he supervised the different options to control the Kab-101 well.

Despite the danger posed by the presence of sour gas (toxic gas) in the Kab-101 well, Doctor Reyes Heroles verified that technicians have been able to make progress in finding the source of the leak.

Although the outlook is favorable, weather conditions will determine if technicians can move forward in their work.

During the flight, PEMEX’s Director General confirmed the placement of containment barricades to control the spill.

Afterwards, in a work meeting, Pemex-Exploration and Production personnel gave a detailed explanation of the recovery actions taken, as well as of the status of indemnity payments made to affected PEMEX workers.

After the trip was over, Doctor Jesús Reyes Heroles reiterated that there will be investigations into the cause of the accident.

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE NO. 158/2007

11/01/2007
5:15 p.m.

PEMEX DISCLOSES THE RESULTS OF THE
INTERNATIONAL PUBLIC BID FOR PIPELINE SYSTEM 4

•	The bid was awarded to EMS de Mexico consortium and EMS Group
•	The bid is for work to be performed in approximately three thousand kilometers of pipelines in Tabasco, Veracruz, Chiapas and Oaxaca
•	The strategy will allow for important advances in safety, savings and efficiency for PEMEX
•	The process was carried out transparently, and information on the process has been disclosed on PEMEX’s web page

A joint proposal by EMS de Mexico and EMS Group was awarded the international public bid No. 18575111-006-07 to perform the work of checking the integrity and reliability of the hydrocarbons conveyance system of PEP’s pipeline System 4.

Pemex-Exploration and Production, PEP, reports that it conducted a detailed review of the technical and financial offering presented by the EMS de Mexico and EMS Group, and found it to be sound. The amount of the contract is U.S.$394 million for a term of 10 years.

The bid is for preventive, predictive and corrective maintenance and technical assistance and improvement in approximately three thousand kilometers of pipelines throughout the states of Tabasco, Veracruz, Chiapas and Oaxaca, which will enable PEMEX to achieve its goals of safety, efficiency and savings.

EMS Group is a company with complete pipeline maintenance services, comprised of 10 companies specializing in the services that PEP’s System 4 requires. EMS Group renders services to over 200 customers in Mexico, the United States and Canada.

After six months of hard work to develop an impartial and transparent process that strictly adheres to the Law of Works and services related to it, a consortium with recognized technical capability presented a favorable offer to Petróleos Mexicanos.

A special section of www.pemex.com contains information related to the pipeline bidding process.

Once the contract is executed, maintenance work will begin in January 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Guadalupe Merino Bañuelos
Guadalupe Merino Bañuelos Associate Managing Director of Finance

Date: November 27, 2007

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe”, “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;
•	import and export activities;
•	projected and targeted capital expenditures and other costs, commitments and revenues; and
•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition;
•	limitations on our access to sources of financing on competitive terms;
•	significant economic or political developments in Mexico;
•	developments affecting the energy sector; and
•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.